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                                FAEGRE & BENSON LLP
                                  [LETTERHEAD]


                                  June 8, 2000


VIA EDGAR

Candace Cavalier, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  ACT Teleconferencing, Inc.
          Withdrawal of Post Effective Amendment No. 1 on Form S-1 Your File 333-32156
          OUR FILE NO. 24593/219167


Dear Ms. Cavalier:

     ACT Teleconferencing, Inc. ("ACT") respectfully requests that its Post Effective Amendment No. 1 on Form S-1 filed on May 26, 2000 be withdrawn. ACT, however, does not wish its Amendment No. 2 to Form S-1 filed on May 22, 2000 and declared effective May 24, 2000 to be withdrawn but to remain effective. ACT will file its Form S-1 MEF regarding its additional shares beyond those registered in its Amendment No. 2 to Form S-1.

     Please confirm the withdrawal at your earliest convenience. Thank you for your assistance.

                                       Very truly yours,

                                       /s/ Benjamin M. Chin

                                       Benjamin M. Chin


BMC:rosed

cc:  Mr. Gavin Thomson
     William J. Campbell, Esq.